

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

November 23, 2022

Mallorie Burak
Chief Financial Officer
Knightscope, Inc.
1070 Terra Bella Avenue
Mountain View, California 94043

> **Re: Knightscope, Inc.**
> **Registration Statement on Form S-1**
> **Filed November 10, 2022**
> **File No. 333-268315**

Dear Mallorie Burak:

We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Form S-1 filed November 10, 2022

CASE Acquisition, page 1

1.   We note that you have not provided financial statements or pro forma financial information for your acquisition of CASE Emergency Systems. Please provide us with your significance calculations under Rule 3-05 of Regulation S-X.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Please contact Erin Donahue at 202-551-6063 or Jay Ingram at 202-551-3397 with any questions.

Sincerely,

Division of Corporation Finance
Office of Manufacturing